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FILE NO: 55003.19
April 7, 2006
VIA EDGAR
Mr. Owen Pinkerton, Esq.
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Asset Capital Corporation, Inc. Registration Statement on Form S-11 Pre-Effective Amendment No. 1 filed on February 7, 2006 Registration No. 333-129087
Dear Mr. Pinkerton:
As counsel to Asset Capital Corporation, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-129087) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 23, 2006.
For convenience of reference, each Staff comment contained in your February 23, 2006 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Charito Mittelman, Steven Jacobs and Josh Forgione a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on

Mr. Owen Pinkerton, Esq.
April 7, 2006

February 7, 2006. The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 2. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
Form S-11
General
1.	Please confirm our understanding that none of the supporting material provided in response to previous comment 5 was prepared for the company in connection with the registration statement. We note that Jones Lang LaSalle is a real estate services and money management firm that offers companies advice on sales and marketing of real estate, among other services.

RESPONSE: The Company confirms that none of the supporting material provided in response to previous comment 5 was prepared for the Company in connection with the registration statement.
Cover Page
2.	In your response to previous comment 6, please revise further to remove information not otherwise required by Item 501(b), such as, the company description in paragraph one.

RESPONSE: The Company has revised the disclosure on the cover page of the prospectus by deleting the first paragraph on the cover page.

Mr. Owen Pinkerton, Esq.
April 7, 2006

Summary
Overview, page 1
3.	We note your response to previous comment 8. If you choose to highlight management’s experience in the initial part of the summary as the basis for future success in your property investments you should balance your disclosure here to clarify that management has no experience managing public companies.

RESPONSE: The Company has revised the disclosure on page 2 of the prospectus in response to the Staff’s comment to include a statement that its founders have no prior experience managing a public company.
Our Market, page 6
4.	Please clarify in the second paragraph that the characterization of population and job growth in the area is based on 2004 figures measuring those trends from 2000-2004.

RESPONSE: The Company has revised the disclosure on page 7 of the prospectus in response to the Staff’s comment.

5.	We note the changes on pages 73 and 74 in response to previous comment 19. Please expand to identify the comparable major metropolitan and suburban areas.

RESPONSE: The Company has revised the disclosure on pages 77 and 78 by adding footnotes to the tables describing the markets from which the data was derived.
Current Assets and Pipeline, page 7
6.	In your response to previous comment 22, please tell us why the annualized base rent figure payable to you by Columbia Medical Campus substantially increased since June 30, 2005 given that the occupancy rate for that facility appears to have decreased during that period.

RESPONSE: The Company respectfully informs the Staff that the increase in rent at the Columbia Medical Campus facility resulted from the expiration of certain free or reduced rent arrangements with various tenants.

Mr. Owen Pinkerton, Esq.
April 7, 2006

7.	Please add a column to the table on page 7 to include the Average Annualized Base Rent per Leased Square Foot.

RESPONSE: The Company has revised the table on page 8 to add a column showing Annualized Base Rent per Leased Square Foot.
Conflict of Interest, page 12
8.	Expand your discussion relating to the Pidgeon Hill II property penalty payment to specify why the closing of that acquisition may not timely occur even where all closing conditions have been satisfied.

RESPONSE: The Company respectfully informs the Staff that the Pidgeon Hill II property acquisition has closed. As a result, the penalty payment was never tripped and is no longer applicable. The Company has revised the disclosure on pages 13 and 14 of the prospectus and elsewhere throughout the prospectus to delete references to the penalty payment.
9.	Please expand your disclosure to identify the members of your senior management who have become limited partners in your operating partnership.

RESPONSE: The Company has revised the disclosure on page 14 of the prospectus in response to the Staff’s comment.
Dividend Policy, page 13
10.	Please expand to disclose your response to previous comment 30 or, alternatively, specifically disclose that, as an operating company, you are not required to make distributions to shareholders.

RESPONSE: The Company has revised the disclosure on pages 14 and 48 of the prospectus in response to the Staff’s comment.
Risk Factors
Three of our properties were previously owned by Carefirst...page 25
11.	Please describe in the risk factor how the below market rental rates at these properties will impact your business going forward should you fail to negotiate higher rates.

Mr. Owen Pinkerton, Esq.
April 7, 2006

Disclose whether the rental rate reductions expire or continue with the favorable termination rights. Finally, please disclose whether tenants have already exercised their early termination rights. We note, for example, that occupancy rates at the Columbia Medical Campus property have declined.

RESPONSE: The Company respectfully informs the Staff that as of November 1, 2005, none of the tenants at its Carefirst portfolio properties were paying below-market rents. These tenants are currently paying rents that approximate market rates; therefore, the Company has deleted the disclosure on pages 26 and 27 that references tenants paying below market rental rates. The Company has also revised the disclosure on pages 26 and 27 in response to the Staff’s comment.
We may be subject to further risks with respect to development...page 28
12.	Please disclose that you have not determined the portion of your funds that will be allocated to development, redevelopment or construction as indicated in your response to previous comment 44.

RESPONSE: The Company has revised the disclosure on page 30 of the prospectus in response to the Staff’s comment.
Unaudited Pro Forma Financial Information, page 55
13.	Please revise your introduction to give a complete but brief description of each transaction for which pro forma effects are presented, the entities involved, the periods presented and an explanation of what the pro forma presentation shows. For instance, we note that you also present the pro forma effects of the acquisitions of Pinewood, RSMK Portfolio as well as the repayment of debt using proceeds from this offering.

RESPONSE: The Company has revised the disclosure on pages 57 and 58 of the prospectus in response to the Staff’s comment.
Notes to Unaudited Pro Forma Consolidated Balance Sheet
Presentation, page 57
14.	Please revise your disclosure here and in Note (A) to clarify which entities are reflected in the pro forma adjustment with respect to the acquisition of the minority interests in limited liability companies controlled by you. In addition, please explain to us why the

Mr. Owen Pinkerton, Esq.
April 7, 2006

adjustment in column (A) does not reflect the issuance of common shares to be issued in connection with these acquisitions. Finally, please disclose how you have allocated the purchase price in each minority interest acquisition and all other property acquisitions.

RESPONSE: The Company has revised the disclosure on page 60 and in Note (A) on page 60 of the prospectus in response to the Staff’s comment. The Company also respectfully submits that it had acquired the minority interests in four of the five limited liability companies that it controlled as of December 31, 2005 and that Note (A) on page 60 has been revised accordingly.
Note (C), page 57
15.	We note your response to prior comment 59; however, we do not understand why you have not allocated the purchase price of the RSMK portfolio to all acquired tangible and intangible assets. Please revise to perform a preliminary allocation and revise the pro forma financial information accordingly.

RESPONSE: The Company has revised the disclosure in Note (B) and Note (C) on page 60 of the prospectus and elsewhere in the prospectus in response to the Staff’s comment.
Notes to Unaudited Pro Forma Consolidated Statements of Operations
Note (B), page 60
16.	Please provide a summary table to show the pro forma results from each of the entities included in this adjustment.

RESPONSE: The Company has revised the disclosure on pages 61, 62, 63 and 64 of the prospectus in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
April 7, 2006

17.	Please disclose the preliminary purchase price allocation and the period over which the related real estate and intangibles are depreciated or amortized. In addition, please disclose the interest rate used and whether this represents the current or historical interest rate.

RESPONSE: The Company has revised the disclosure on page 62 of the prospectus in response to the Staff’s comment.
Note (C), page 61
18.	Please revise to disclose the number of shares or units issued, the period over which such shares or units vest, total compensation cost and the amount of compensation costs attributable to each period.

RESPONSE: The Company has revised the disclosure in Note (F) on page 63 of the prospectus in response to the Staff’s comment.
Note (D), page 61
19.	Please disclose each of the mortgages you plan to repay, the amount you plan to repay and the interest rates on such mortgages to arrive at your estimated reduction in interest expense.

RESPONSE: The Company respectfully submits that it will revise its disclosure pursuant to the Staff’s comment at a time when it can estimate the amount of and use of proceeds.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
20.	We note that a primary strategy for the company is identifying properties with below-market leases and imposing “aggressive leasing” terms to increase revenues. However, we note that your revenue increases presented in MD&A are almost exclusively the result of factors other than increased rental rates. For example, in the nine months ended September 30, 2005, $2.0 of the $2.1 million increase in revenues was attributed to rents received in connection with properties acquired during that period. Similarly, for the year ended December 31, 2004, the increases in revenues were the result of “incremental fees arising from two new property management services agreements.” Please revise the summary and MD&A to provide examples of

Mr. Owen Pinkerton, Esq.
April 7, 2006

where you have acquired properties with below-market leases and imposed aggressive leasing terms in order to increase revenues.

RESPONSE: The Company acknowledges that substantially all of its revenue increases for the years ended December 31, 2005 and 2004 were attributable to rents and fees earned from newly acquired properties and new management services agreements as opposed to increased rents resulting from aggressive leasing at existing properties with below market rents. The Company respectfully submits, however, that, with respect to the newly acquired properties that contributed new rental revenue to the Company in 2004 and 2005, the Company is still in the process of implementing its aggressive leasing strategies, capital improvement programs and other operating strategies that the Company believes will result in increased net operating income, or NOI, at these properties in 2006 and beyond. The Company also respectfully notes that the Company has acquired other properties prior to 2004 that had below market rents, that were in need of modest capital improvements or that had other operating inefficiencies where the Company in fact did succeed in increasing NOI earned at these properties after implementing modest capital improvements, securing improved lease terms through aggressive leasing strategies and/or implementing other operating efficiencies at the properties. For example, between 1999 and 2003, the Pidgeon Hill I property experienced a 46.94% increase in NOI. Between 2000 and 2003, the Commerce Center property experienced a 65.98% increase in NOI. Also, between 2000 and 2003, the Garden City property experienced a 36.17% increase in NOI.

21.	Where you discuss your revenues, please disclose the portion of revenues generated by rents and the portion generated by management fees.

RESPONSE: The Company has revised the disclosure on pages 68 and 69 of the prospectus in response to the Staff’s comment.
Short-Term Liquidity Requirements, page 67
22.	We read your response to comment 68 and reissue our prior comment. Please disclose any commitments for capital expenditures such as those described on page 89 related to your Columbia Medical Campus property and identify the sources of funds for such expenditures. Refer to Item 303(a)(2)(i) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it does not have any material commitments for capital expenditures. The capital expenditures that the

Mr. Owen Pinkerton, Esq.
April 7, 2006

Company expects to make are discretionary expenditures that will be funded out of operating cash flow or out of the net proceeds from this offering.
Our Business and Properties
Our Market, page 71
23.	We refer to your statement on page 71 that the “substantial majority” of your investments are located in the greater Washington, DC metropolitan area which includes Washington, DC and its immediately surrounding locales. We note, however, that 35 percent of your annualized base rents for 2005 came from properties located in Hampton, VA and Timonium, MD, localities outside of this designation and an additional 12 percent of your annualized base rents were derived from properties located in Columbia, MD and Frederick, MD, locations arguably not included in the Washington, DC metropolitan area. Please revise your disclosure to make clear that a slim majority of your annualized base rents were derived from properties located within this area. In addition, please revise the footnote to the table on pages 73 and 74 to quantify the number of your properties residing within the area considered by Jones Lang LaSalle.

RESPONSE: The Company has revised the disclosure on page 74 of the prospectus to delete the word “substantial” in response to the Staff’s comment. The Company has also revised the footnotes to the tables on pages 77 and 78 in response to the Staff’s comments.

24.	Please tell us where you have addressed the last sentence of our previous comment 73.

RESPONSE: The Company has revised the disclosure on page 77 of the prospectus in response to the Staff’s comment.

25.	We refer to the table on page 74 and the introductory text to the table. Please clarify that the primary contributing component to the higher average rent per square foot figure is properties within the District of Columbia. For example, we note that the average rent per square foot in DC is significantly higher than Suburban Maryland and Northern Virginia, both of which are not significantly higher than the national average. Since you do not own any properties in DC, please disclose this.

RESPONSE: The Company has revised the disclosure on page 77 of the prospectus in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
April 7, 2006

Office Market Overview, page 73
26.	Please explain the meanings of the “net absorption” and “year to date % of stock” columns in the table.

RESPONSE: The Company has revised the disclosure on page 77 of the prospectus in response to the Staff’s comment.
Our Competitive Strengths, page 81
27.	We note your response to previous comment 77 and reissue the comment. Your disclosure should represent a balanced representation of your business so that investors can fully evaluate the full range of your competitive strengths throughout your prospectus.

RESPONSE: In order to provide more balanced disclosure, the Company has revised the lead in paragraph under the heading “Our Competitive Strengths” on page 86 to add a cross reference to the “Risk Factors” section of the prospectus.
Our Formation Transactions, page 82
28.	Please revise your disclosure here and elsewhere in your filing or further explain to us whether the 84% Class B interest in Commerce Center I LLC is owned directly by Peter Minshall and family members or indirectly through his ownership in ACC LLC, along with Blair Fernau and William LeBlanc, and whether Blair Fernau and William LeBlanc each hold a 33.3% Class B or C interest in Garden City Drive Investors LLC. If the Class B interest in Commerce Center I LLC is owned by ACC LLC as it appears to be in the contribution agreement, please explain why only Peter Minshall has received stock as consideration for the contribution. If the 84% interest is solely held by Peter Minshall, please explain your basis for including the property in the control group.

RESPONSE: The Company respectfully informs the Staff that the 84% Class B interest in Commerce Center I LLC was indirectly owned by Peter Minshall through his ownership in ACC, LLC. Pursuant to ACC, LLC’s operating agreement, Mr. Minshall was entitled to receive 100% of the economic benefit derived from ACC, LLC’s ownership of this interest. The Company has added disclosure regarding Mr. Minshall’s ownership of the Class B interest in Commerce Center I LLC in a footnote on page 89 of the prospectus.

Mr. Owen Pinkerton, Esq.
April 7, 2006

29.	We note from your disclosure on page 85 that 394,385 shares were issued as consideration for the assignment of service agreements and assets, including “an ownership interest in a structured real estate investment.” Please clarify whether these shares include the 129,423 shares disclosed on pages 84 and 85 issued in connection with the transfer of ACC LLC’s ownership interests in Twelve Oaks Investment LLC.

RESPONSE: The Company respectfully informs the Staff that the 129,423 shares issued in connection with the transfer of ACC, LLC’s ownership interests in Twelve Oaks Investment LLC are not included in the 394,385 shares issued as consideration for the assignment of service agreements and other assets. The ownership interest in the Plaza 270 structured real estate investment was the interest transferred along with other assets in exchange for 394,385 shares. The Company has revised the disclosure on pages 89 and 90 of the prospectus to specify that the ownership interest transferred among other assets in exchange for 394,385 shares was the ownership interest in the Plaza 270 structured real estate investment.
Top Ten Tenants in Our Portfolio, page 113
30.	Please clarify, by footnote, which tenants occupy properties not wholly-owned but which are under contract.

RESPONSE: The Company respectfully advises the staff that, as of the date of this letter, it has closed on all properties that were previously under contract. The Company has revised the disclosure throughout the registration statement accordingly.
Executive Compensation, page 123
31.	Please revise the introductory paragraph to make clear that the table represents the actual compensation paid to the named executives during 2005, not the compensation expected to be paid to each named executive. In addition, please explain why information regarding the bonuses paid during 2005 is not available.

RESPONSE: The Company has revised the disclosure on page 128 of the prospectus in response to the Staff’s comment. The Company advises the Staff that bonuses for 2005 have not yet been approved by the Compensation Committee and paid. The Compensation Committee is in the process of evaluating 2005 performance and developing a 2006 bonus plan. Once these determinations are made, the Company will revise the disclosure as appropriate.

Mr. Owen Pinkerton, Esq.
April 7, 2006

Employment Agreements, page 124
32.	We note that certain of your employment agreements provide for the deferral of the 2005 bonus to enable you to operate within the operating budget approved by your board of directors for 2005. Please explain to us how you plan on accounting for the deferred bonus and how this enables you to operate within your approved operating budget.

RESPONSE: The Company respectfully submits that it accounts for bonuses during the periods in which they are earned irrespective of the actual payment date, consistent with GAAP. With respect to 2005, an accrual for bonuses has been made based on a conservative assumption by management that bonuses for 2005 will be equal to 100% of the base salaries paid to the executive officers of the Company during the period from the date of completion of the Company’s 144A offering through December 31, 2005, which is the maximum bonus amounts that these officers would be eligible to receive under their employment agreements. The compensation committee of the board of directors has not yet approved actual bonuses for 2005. However, the Company believes that the bonus accrual it has recorded is reasonable in all material respects.
Index to Financial Statements, page F-1
33.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

RESPONSE: The Company has updated its financial statements in response to the Staff’s comment.
Asset Capital Corporation, Inc.
Financial Statements and Notes
Report of Independent Registered Public Accounting Firm, page F-2
34.	Please have your auditors revise the second paragraph of their audit report to state that their audits were in accordance with “the standards” rather than “auditing standards” of the PCAOB. Please also make conforming revisions of the audit reports on pages F-18, F-22, F-26, F-30 and F-34. Refer to PCAOB Auditing Standard No. 1.

RESPONSE: The Company has revised the audit reports on page F-18, F-22, F-26 and F-30 of the prospectus in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
April 7, 2006

Consolidated Balance Sheets, page F-3
35.	Please explain to us how you have evaluated the characteristics of a liability discussed in paragraph 36 of CON6 in determining whether the redemption right held by the asset manager associated with the CareFirst portfolio that can be exercised after the second anniversary of the acquisition should be recorded as a liability on the Company’s balance sheet.

RESPONSE: The Company respectfully informs the Staff that the redemption right exercisable by the asset manager of the CareFirst portfolio should be reflected as a liability at fair value. The value of that redemption right is predicated upon the Timonium Medical Center property having a fair market value sufficient to put the redemption right “in the money”. Since the redemption right is not currently “in the money”, the Company does not believe that it has the characteristics of a liability since it is not certain that the Company will be required to pay anything in order to settle the redemption right. The fair value of the redemption right will be re-evaluated each reporting period.
Consolidated Statements of Changes in Stockholders’ Equity, page F-5
36.	Please reconcile for us each of the share issuances during the years ended December 31, 2002 and 2004 with the shares disclosed on pages 130 and 131 with respect to your contribution agreements.

RESPONSE: The Company respectfully informs the Staff that a schedule which provides the requested reconciliation is attached as Exhibit A to this letter.
Note 2, Significant Accounting Policies
Basis of Presentation, page F-8
37.	We note from your response to comment 57 that the Company had identical ownership to ACC LLC upon formation. Please further explain how you reached this conclusion in light of your disclosure on page 132 that founders shares were also issued to Messrs. Johnson and Houle.

RESPONSE: Please refer to the letters dated March 23, 2006, and April 1, 2006, previously submitted by the Company as correspondence to address this comment.

38.	We note from your response to comment 57 and 98 that you “believe the Company is a result of a reorganization of ACC, LLC”. The form and substance of the transaction

Mr. Owen Pinkerton, Esq.
April 7, 2006

appears to result in an acquisition of each of the Predecessor LLC’s, in which ACC LLC owns a majority of the controlling membership class, rather than an acquisition or reorganization of ACC LLC. Please explain to us how each of the entities ACC, Inc., Predecessor LLC’s, ACM and ARV/ACC Engineering meet the definition of common control, as defined in EITF 02-5. If you are relying on the criteria for a control group, please tell us whether contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists and for which periods they were in effect. Please also advise us of the ownership structure of the Predecessor LLC’s, ACM and ARC/ACC Engineering during each of the periods in which you present these entities as a reorganization of entities under common control.

RESPONSE: Please refer to the letters dated March 23, 2006, and April 1, 2006, previously submitted by the Company as correspondence to address this comment.

39.	We read your response to comment 58. The closing of each acquisition is contingent on certain conditions including the closing of your private placement and receipt of the necessary lender consents. Please tell us how you considered these conditions in reaching your conclusion.

RESPONSE: Please refer to the letters dated March 23, 2006, and April 1, 2006, previously submitted by the Company as correspondence to address this comment.

40.	Notwithstanding our comments above, please tell us how you are accounting for the acquisition of membership interests held directly or indirectly by your founders, other than those interests held indirectly through ACC LLC.

RESPONSE: The Company respectfully submits that, other than the membership interests held indirectly though ACC, LLC, the Company’s founders had direct membership interests in the limited liability companies that owned the Company’s initial properties and had indirect membership interests through membership interests held by family members, which the founders were deemed to beneficially own. Since these membership interests were deemed to be non-controlling interests, in accordance with EITF 04-5, the Company accounted for the acquisition of such interests under the purchase method of accounting, consistent with SFAS 141.

Mr. Owen Pinkerton, Esq.
April 7, 2006

Intangibles, page F-10
41.	Please advise us of and disclose where you record amortization related to above and below market and acquired in-place leases.

RESPONSE: The Company respectfully submits that it amortizes the value of in-place leases to expense and amortizes the value of above- and below-market leases to rental income. The disclosure concerning above-market, below-market and in-place leases has been revised consistent with the Staff’s comment.
Note 3, Acquisition of Real Estate Investments, page F-11 and F-12
42.	Please disclose single pro forma results of operations for the year ended December 31, 2004 to reflect the properties acquired during 2004 and 2005 rather than presenting two separate pro forma disclosures for 2004.

RESPONSE: The Company has revised the disclosure in Note 3 on pages F-11 and F-12 of the prospectus in response to the Staff’s comment.
Exhibits
43.	We refer to the last clause of the sentence in section 4.1 of the contribution agreements filed as exhibits. Please confirm our understanding that the statement relates to the parties’ ability to change the closing date by agreement rather than their ability to change and/or waive any of the conditions to closing set forth in Article III.

RESPONSE: The Company respectfully submits that the referenced statement in section 4.1 of the contribution agreements relates to the parties’ ability to change the location of the closing by mutual agreement of the parties.

44.	Please file copies of your legality and tax opinions with the next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.

RESPONSE: The Company will file a copy of its legality opinion with the next amendment. The Company does not intend to file a separate tax opinion.

Mr. Owen Pinkerton, Esq.
April 7, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.
Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Charito A. Mittelman, Esq. Steven Jacobs Josh Forgione Peter C. Minshall
Enclosure

Mr. Owen Pinkerton, Esq.
April 7, 2006

Exhibit A
(see attached)

Exhibit A

		Approximate number
		of shares of Asset	Less: Shares issued	Shares received	Total shares issued
		Capital Corporation,	to Messrs. Minshall,	for assignment	to Asset Capital	Restatement of issuance to earliest period presented
		Inc. common stock	Fernau, LeBlanc	of Property Mgt	Corporation, Inc.
		received or to be	individually and	and Engineering	mirrored ownership	Year	Year
Contributor	Contributed Interest	received	their family members	Agreements	group	Pre-2003	2004	Total
Peter C. Minshall and affiliates and family members
	15.3% Class A interest in Pidgeon Hill Drive, LLC
	33.3% Class B interest in Pidgeon Hill Drive, LLC	86,856	(28,663)		58,193	58,193		58,193
	1.45% Class A interest in Second Pidgeon, LLC
	25.0% Class B interest in Second Pidgeon LLC .	8,719	(5,982)		2,737		2,737	2,737
	5.89% Class A interest in Commerce Center I, LLC
	84.0% Class B interest in Commerce Center I, LLC	246,755	(34,240)		212,515	212,515		212,515
	13.0% Class A interest in Garden City Drive Investors LLC
	33.3% Class C interest in Garden City Drive Investors LLC	51,472	(12,975)		38,497	38,497		38,497
	33.3% Class B interest in Century South Investors LLC	14,333			14,333		14,333	14,333
	33.3% Class A interest in Twelve Oaks Investment LLC
	33.3% Class B interest in Twelve Oaks Investment LLC	43,141			43,141	43,141		43,141
				152,725	152,725	152,725		152,725

		451,276	(81,860)	152,725	522,141	505,071	17,070	522,141

Blair D. Fernau and affiliates and family members
	33.3% Class B interest in Pidgeon Hill Drive, LLC	58,193			58,193	58,193		58,193
	1.45% Class A interest in Second Pidgeon, LLC
	25.0% Class B interest in Second Pidgeon LLC .	8,719	(5,982)		2,737		2,737	2,737
	5.0% Class A interest in Garden City Drive Investors LLC
	33.3% Class C interest in Garden City Drive Investors LLC	43,488	(4,991)		38,497	38,497		38,497
	3.01% Class B interest in Century South Investors LLC
	33.3% Class B interest in Century South Investors LLC	18,565	(4,232)		14,333		14,333	14,333
	33.3% Class A interest in Twelve Oaks Investment LLC
	33.3% Class B interest in Twelve Oaks Investment LLC	43,141			43,141	43,141		43,141
				120,830	120,830	120,830		120,830

		172,106	(15,205)	120,830	277,731	260,661	17,070	277,731

William B. LeBlanc III affiliates and family members
	33.3% Class B interest in Pidgeon Hill Drive, LLC	58,193			58,193	58,193		58,193
	0.87% Class A interest in Second Pidgeon, LLC
	25.0% Class B interest in Second Pidgeon LLC .	6,326	(3,589)		2,737		2,737	2,737
	2.0% Class A interest in Garden City Drive Investors LLC
	33.3% Class C interest in Garden City Drive Investors LLC	40,493	(1,996)		38,497	38,497		38,497
	33.3% Class B interest in Century South Investors LLC	14,333			14,333		14,333	14,333
	33.3% Class A interest in Twelve Oaks Investment LLC
	33.3% Class B interest in Twelve Oaks Investment LLC	43,141			43,141	43,141		43,141
				120,830	120,830	120,830		120,830

		162,486	(5,585)	120,830	277,731	260,661	17,070	277,731

Total for Messrs. Minshall, Fernau and LeBlanc and their affiliates and family members:		785,869	(102,650)	394,385	1,077,604	1,026,393	51,211	1,077,604